ANTILIA GROUP, CORP.

Calle Duarte, No. 6

Sosua, Dominican Republic

Tel. 829-217-2262

March 27, 2017

Mr. Scott Anderegg,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Antilia Group, Corp.

       Registration Statement on Form S-1

       Filed February 23, 2017

       File No. 333-216184

Dear Mr. Scott Anderegg:

Antilia Group, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated March 17, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on February 23, 2017.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our response:  The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

2. It appears that you are a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Our response:  We do not believe that Antilia Group, Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Antilia Group, Corp. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business plan to sell used automobiles purchased in the United States to customers in the USA and Dominican Republic. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Antilia Group, Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Antilia Group, Corp. investigated the market demand for used American automobiles and used car market in the US. Also, as of today, we have received prepayments for two cars and have purchased one car for resale. While our assets and operations are not yet large in size, they are more than “nominal.” The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Use of Proceeds, page 14

3. Given the statements made elsewhere in your filing that you need minimum funding of $42,000 to conduct your proposed operations for one year, please describe in more detail how you would scale back your plan of operations if you raise less than $42,000. In doing so, please revise your use of proceeds table to show your investors how you would allocate the funds raised from this offering if you only sell 25% of the shares being offered, and clarify the extent to which you anticipate your founder would loan you additional funds in this scenario.

Our response:  In response to o this comment, we have described in more detail that we may need additional financing, if we raise less than $42,000. We have revised our use of proceeds table to show our investors how we would allocate the funds raised from this offering if we only sell 25% of the shares being offered, and clarified the extent to which we anticipate our founder would loan us additional funds in this scenario.

Dilution, page 14

4. Please refer to the table at the top of page 15. Please show us how you calculated the percentage dilution if 100% of the offered shares are sold.

Our response:  We revised our calculation of the percentage dilution if 100% of the offered shares are sold as it had been a typo.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 19

5. Please revise the analysis of your historical results of operations to briefly describe the types of general and administrative expenses that you incurred in the period ended January 31, 2017.

Our response:  We have revised the analysis of our historical results of operations to briefly describe the types of general and administrative expenses that we incurred in the period ended January 31, 2017.

General Description of Business, page 21

6. As you plan to sell motor vehicles in the Dominican Republic as well as the United States please provide some discussion of the motor vehicle market in the Dominican Republic including the economic, regulatory and business climate and any related risk factors.

Our response:  We have provided some discussion of the motor vehicle market in the Dominican Republic including the economic, regulatory and business climate and any related risk factors.

Government Regulation, page 23

7. Please elaborate upon the effect of existing or probable governmental regulations on your business. For example, discuss the state laws that require you to be licensed and regulated as an automobile dealer. In addition, there are Federal laws that govern the manner that used cars are sold including consumer protection laws and privacy laws. Also, please address the applicable import regulations, in light of your intention to import used vehicles into the United States. Finally, you appear to be contemplating providing credit to buyers. If you plan to extend credit, in the United States there are extensive regulations concerning consumer credit that you may need to discuss. Please discuss similar Dominican Republic regulations and laws as applicable. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Our response: We have revised the Government Regulation section in accordance with the comments of the commission. In response to this comments we would like also to clarify that we do not intend to import used vehicles into the United States. Our plan is to export used vehicles from the United States to the Dominican Republic. Also, we may resell purchased used cars in the United States without exporting them. We do not intend to offer credit payment terms. We have revised our S-1 to delete this statement.

Plan of Distribution, page 27

8. We note that you will retain all funds from the sale of the common stock and it appears that you will not place funds in an escrow, trust or similar account. Please revise to describe the effect of this on investors. Refer to Item 1 of Form S-1 and Item 501(b)(8)(iii) of Regulation S-K.

Our response:  We revised to describe the effect of this on investors.

Exhibits, page 42

9. Please file your subscription agreement as an exhibit.

Our response:  We have filed our subscription agreement as an exhibit.

Please direct any further comments or questions you may have to the company at antiliagroup@gmail.com.

Thank you.

Sincerely,

/S/ Ramon Perez Concepcion

Ramon Perez Concepcion, President